NEWS RELEASE

September 29, 2004

Toronto Stock Exchange (Venture) Symbol: "WND"
Issued and Outstanding: 14,326,024
Including 1,150,000 escrow shares

Execution of Power Purchase Agreement with New Brunswick Power

The Company is pleased to announce that its wholly owned subsidiary, Eastern Wind Power Inc., has executed a formal and binding 20-year power purchase agreement with New Brunswick Power. The agreement calls for the Company to produce and sell through Eastern Wind Power the available output of 20MW of wind power from its new wind farm to be located near Dark Harbour, Grand Manan, New Brunswick. The Company will own, operate and maintain the windfarm.

Eastern Wind Power was the successful proponent following a public request for proposal process initiated by New Brunswick Power.

The agreement has confidentiality provisions which prohibit the disclosure of price and capacity factor however, the project is expected to produce over Cdn. $90 Million in revenues over a twenty (20) year period. The capital cost of the project is expected to be under Cdn. $30 Million. Further to this agreement, the Company has received from the Department of Environment and Local Government, Province of New Brunswick, a Certificate of Determination to Proceed, as specified in the Company's Environment Impact Assessment.

The Company is in advanced negotiations with several large Canadian financial institutions to provide project financing for the 20MW Grand Manan project. As a result of the financial structures currently being planned, the Company does not anticipate any dilution of the Company's issued and outstanding shares. Final equipment selection and project details are being determined now, and news releases will be forthcoming as information becomes available.

Western Wind Energy Corporation is a vertically integrated developer of wind energy electrical generation projects in the Southwestern United States and Eastern Canada. Currently, the Company has 535 megawatts of advanced stage wind projects in development including the first ever wind energy power purchase agreement executed in the State of Arizona and the Province of New Brunswick.

For further information, please contact:

Jeff Ciachurski at (604) 781-4192.
Paul Woodhouse at (506) 650-8038
Michael Boyd at (520) 275-0979

ON BEHALF OF THE BOARD OF DIRECTORS

"Jeffrey J. Ciachurski"

Jeffrey J. Ciachurski

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.